INVEST IN **HOBBYDB**

Built and Owned by Collectors like you



hobbydb
The place all collectors can call home.

hobbydb.com Superior CO

Technology | Marketplace | Ecommerce | Consumer Goods

Featured Investors



Isaac Thomas

Syndicate Lead

Invested in hobbyDB

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As a dedicated Member of hobbyDB and PPG for many years, I know this is the right team to make this business a true success. Their vision, dedication, and hustle continue to inspire me and I know that there are only exciting things to come for hobbyDB. The hobbyDB App is the absolute best tool out there to manage my collection and I've continued to have success selling on the hobbyDB marketplace. When you combine the community's best resource plus the giant market size, it's the perfect opportunity to invest.

Invested $4,000 this round & $1,000 previously

Highlights

1. We believe we are poised to conquer an underserved, $500B market comprised of 75 million collectors
2. hobbyDB is home to 650,000 collectors who have collections worth $5.7 Billion
3. Our App continues to grow with more than 350,000 Downloads and a 4.8 rating on iOS.

4. Backed by industry veterans including folks from Disney, Hot Wheels, and Collectors Universe.

5. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40M GMV

Our Team



Christian Braun Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.

> Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.



Alexandra Lindsay Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Christopher Caruk Crafter for Collectors & Development

More than 40 years in technology, the last 25 years in executive positions.

For collectors, by collectors like you.

Every collection, no matter how big or small, begins the day you bring that very first item home.

Whether you love vinyl art, Superman, Disney, Hard Rock, Hot Wheels, Scientific Instruments, or another classic, we know that everyone is a fan of something.

Enter hobbyDB, the place that every collector can call home.

We're talking about a place to deep dive into your collection and price out your rare treasures, while tracking and displaying all of your awesome stuff. And so much more, including a marketplace to add those coveted items that your collection needs.

You'll find it all at hobbyDB, powered by a community of like-minded collectors that's 650,000 strong and growing every day.

Welcome to your collectible oasis.

FanMerch Represents a $500B Industry





At an impressive **500 Billion market valuation**, the collectibles space continues to gain traction in multiple segments. Sneakers and trading cards are among a handful of genres that have carved or re-carved their own respective niches recently within the collectibles industry. But these "only" account for roughly $13 billion of the collectibles market. That means all the attention right now is focused on less than **4% of the whole addressable market in collectibles.**

What makes hobbyDB Special

At hobbyDB, we cast our net throughout the entire collecting universe. Our goal is to cover everything from the most popular to the most obscure items ever collected, and provide the tools that you need to manage your ever growing collection.Powered by a passionate community and giant database, hobbyDB is the place fans and collectors throughout the galaxy can call home.



Here you will find the internet's ultimate Funko price guide alongside the No. 1 data resource for Hard Rock Cafe Pins and the largest home for Hot Wheels collectors (to name just a few of our burgeoning communities).

Truly powered by and owned by our members

Individually we are all collectors, but together we have the power to shape the industry.

It's been our dream since Day One to allow our members and the community to own a part of (and benefit from) the resource that they helped to build. So when crowdfunding became available, we knew that it was the right choice for our community.

When fans unite, we have power. Our goal is to unite 100,000 fans as shareholders in our company. If we can achieve that, we can shape the destiny of the collectible galaxy.



Share Price Over Time
Average 17% per year

So far we've raised $656,872 from 1,626 investors thanks to Equity Crowdfunding. With that money we've been able to grow to a huge 800,000 database items, 5.8M price points in the guide and more than 350,000 App downloads. All powered by a community of 650,000 members.

And we're just getting started.

Transforming the collecting experience - Our Product Vision for the Future

As our community knows, we're more than just a huge database. With the investment that we raise, we have exciting plans for every other facet of the site that collectors like to call home.



Socializing the Collectible Experience

With a community of 650,000 members strong, we're making it easier for you to talk to each other, collaborate, and share everything. Here's how -

- Ratings - Our new rating system allows collectors to rate their faves...and not so faves.

- Activity Stream - Coming in January - get real-time notifications from brands and designers you follow, plus alerts for significant value changes on your items and when new items arrive from your favorite sellers and more on the App!

- Forum - Coming in the first quarter of 2024, utilize our forum to discuss everything collectible, collaborate on the database and price guide, and see real time drops of anything that's new.

Become the one-stop shop collectibles hub

Become the One-Stop Shop Collectibles Hub

It's our mission in 2024 to focus on making hobbyDB also the premier buying and selling destination in the collectibles universe. We accomplish this with improved marketplace tools for buyers and sellers including -

- Direct links on hobbyDB item pages such as Entertainment Earth or FYE that allow buyers to safely purchase direct from retailers.
- Exclusive cross-promotions between hobbyDB and brands such as FiGPiN, Youtooz and Handmade by Robots, and more!
- The ability to accept offers on items in your collection. Set a minimum bid and if you decide it's worth it, earn some extra cash.
- Streamlining the listing experience so you can easily bulk upload items for sale and benefit from the lowest fees in the industry.

Become the Ultimate Collectibles Database

Database Items and Price Points grew tremendously this year (all part of our Museum of the World Vision)! We're at a massive 801,016 Database Items, 112,654 Subject Pages and 5.8M Prices in the Price Guide

- Add Prices for graded items - We know that there can be a big difference between the value of a graded item vs. a non graded item. It's time for us to take the price guide to the next level and give you the ability to see the estimated values of your graded items as well.
- Add more and more new data - In just the last few months, we've launched Official Archives with powerful brands such as Handmade By Robots, YouTooz, and FiGPiN. Have a love for all things Starbucks? **Check out our Starbucks Mugs collection here**.
- More detailed information on items like our recent Fake Photo section and the ability to scan many more different reference numbers such as ISBNs or GameStop barcodes.

Our Community is our Differentiator


hobbydb
Built & Owned by Collectors Like You.

What makes hobbyDB different are the thousands of community members who passionately add their expertise to the site every day. It's no small feat to build a database and price guide of every collectible ever made, but with the help of our passionate Squad and community, we are well on our way.

Also essential to our success, our Advisory Council, which is comprised of 2 Guinness Book Record Holders, 12 Museums Curators/Owners, Editors of Magazines, Presidents of Clubs and Owners of database websites, blogs or forums.

forums.

Check out all of our industry supporters that have already invested in hobbyDB -